Lucite International UK Limited
Queens Gate
15-17 Queens Terrace
Southampton SO14 3BP
United Kingdom

Tel: +44 (0)2380 248150
Fax: +44 (0)2380 248160
www.luciteinternational.com
October 3, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attention:	Mr. John Cash
Ms. Mindy Hooker

Re:	Lucite International Group Holdings Ltd.
Annual Report on Form 20-F filed April 6, 2005
Current Report on Form 6-K filed August 24, 2005
File Number 333-12714

Dear Mr. Cash and Ms. Hooker:
     I am responding to the comments set forth in the comment letter from the Commission’s staff dated September 15, 2005 relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and our Current Report on Form 6-K for August 24, 2005.
     Please note that we will separately respond to comments 2 and 3 of your comment letter by October 31, 2005.
     For your convenience, the numbered paragraph below corresponds to the numbered paragraph in your comment letter, a copy of which is attached. The page reference below is to our 2004 20-F.
1.	2004 20-F: Selected Financial Data — Exchange Rate Information, page 8
     We will expand our disclosure of exchange rates to conform to the staff’s comment in future filings.
* * * * *
     The undersigned, on behalf of the company, hereby acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions about the responses in this letter, please feel free to contact me at +44 (0)238-024-8161.

Sincerely, Annie S. Veerman Chief Financial Officer

Enclosure

Received by Fax: 09/19/2005 10:11
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010
[SEC Division of Corporate Finance Logo]
September 15, 2005
Ms. Annie S. Veerman
Chief Financial Officer, Lucite International Group Holdings Ltd
Queens Gate
15-17 Queens Terrace
Southampton SO14 3BP
United Kingdom
Re:	Lucite International Group Holdings Ltd.
Form 20-F for the fiscal year ended December 31, 2004
Form 6-K for the period ended June 30, 2005
File Number 333-12714
Dear Ms. Veerman:
     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-F for the fiscal year ended December 31, 2004
Selected Financial Data — Exchange Rate Information. page 8
1.	In future filings please disclose all exchange rates as required by paragraph 5B of Item 301 of Regulation S-K including a history of exchange rates for the five most recent years setting forth the rates for period end, the average rates, and the range of high and low rates for each year.

Annie Veerman
Lucite International Group Holdings Ltd
September 15, 2005

Note 3 — Segmental Reporting, page F-12
2.	Based on the description of your business beginning on page 14, it appears that you may have multiple operating segments as defined by paragraph 10 of SFAS 131 that you have aggregated into one reportable segment. Please tell us how you determined that you have two reportable segments. If you have aggregated operating segments, tell us how you determined the aggregation to be appropriate based on the guidance provided in paragraph 17 of SFAS 131. In addition, revise future filings to provide product-line disclosures as required by paragraph 37 of SFAS 131 or tell us why they are not required.
Form 6-K for the period ended June 30, 2005
Note 6 — EBITDA, page 8
3.	We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is accepted as a financial indicator of the ability to incur and service debt. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulation S-K and questions 8 and 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”
•	Performance measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
°	It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations;
°	It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to general revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations;
°	It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
•	Performance measure: State how you compensate for the material limitations of using EBITDA.
•	Performance measure: State the economic substance behind your decision to use such a measure.
•	Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.
•	Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.
•	Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.

Annie Veerman
Lucite International Group Holdings Ltd
September 15, 2005

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,
/s/ John Cash

John Cash Branch Chief